February 8, 2016

VIA ELECTRONIC FILING

U.S. Securities and Exchange Commission

Division of Investment Management – Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Attention: Mr. Tony Burak

Re: Baron Investment Funds Trust’s Form N-CSR for the fiscal year ended September 30, 2015, File Nos. 033-12112; 811-05032

Dear Mr. Burak:

This letter is in response to comments that Baron Investment Funds Trust (the “Registrant”) received verbally from the Staff on Thursday, February 4, 2016 in connection with the Registrant’s Form N-CSR for the fiscal year ended September 30, 2015 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) on December 3, 2015 (the “Annual Financial Report”).

In addition, in connection with this filing, the Registrant hereby states the following:

1.	The Registrant acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are responsible for the content of such disclosure;

2.	The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose SEC action, or other action, with respect to the disclosure made herein; and

3.	The Registrant represents that neither the Registrant nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding brought by the SEC or any other person under the federal securities laws of the United States.

COMMENT 1: Annual Financial Report—Baron Fifth Avenue Growth Fund – Sector Breakdown as of September 30, 2015

Comment: Over the last three years, Baron Fifth Avenue Growth Fund (the “Fund”) had more than 40% of its assets invested in the Technology Sector. Please explain whether investing/concentrating in the Technology Sector is part of the Fund’s principal investment strategy.

Response: Investing/concentrating in the Technology Sector is not part of the Fund’s principal investment strategy. The investments in the Technology Sector were a result of the portfolio manager’s bottom up stock picking, and the portfolio manager found many of the growth companies that meet the Fund’s investment criteria in the Technology Sector.

COMMENT 2: Annual Financial Report—Notes to Financial Statements

Comment: Do any of the Baron Funds included in the Annual Financial Report engage in 17a-7 transactions. If so, the Staff recommends including disclosure about such transactions in the Notes to Financial Statements section of the Annual Financial Report.

Response: The Baron Funds included in the Annual Financial Report do engage in 17a-7 transactions. The Registrant will include disclosure about such transactions in the Notes to Financial Statements section of the Annual Financial Report going forward.

COMMENT 3: Annual Financial Report—Cover Letter

Comment: The Registrant states in the cover letter of its Annual Financial Report that its proxy voting policy and proxy voting record on Form N-PX is available on its website, but the Staff was unable to locate those documents on the Registrant’s website. The Staff recommends that the Registrant revise its disclosure to make it clear how to find those documents on the Registrant’s website.

Response: The Registrant notes the Staff’s comment and will include clear disclosure in its Annual Financial Report going forward that makes it clear how to find its proxy voting policy and proxy voting record on Form N-PX. The Registrant’s proxy voting policy and Form N-PX can be found on the Registrant’s website, www.baronfunds.com, by clicking on the “Legal Notices” link at the bottom left corner of the homepage.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino

Patrick M. Patalino

General Counsel

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